

Rolls-Royce

Rolls-Royce Group plc
PO Box 31, Derby DE24 8BJ, England
Telephone: +44 (0) 1332 242424
Fax: +44 (0) 1332 249936
www.rolls-royce.com

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549


03024748


SEC MAIL PROCESSING
RECEIVED
JUL 21 2003
WASH, D.C. 181 SECTION

SUPPL

8 July 2003

Re: Information for Rolls-Royce Group plc, No. 82-34721

Dear Sirs:

The information listed below is enclosed and is being provided in compliance with Rule 12g3-2(b).

Schedule 10 – Notification of Major Interest in Shares
Schedule 11 - Four Notifications of Directors Interests
Various announcements in respect of the Scheme of Arrangement
Listing of shares for the scrip dividend
Block listing of shares for the share schemes


PROCESSED
JUL 30 2003
THOMSON
FINANCIAL

If you have any questions, please contact me at 011-44-1332 -245-878.

Yours faithfully
For Rolls-Royce Group plc



John Warren
Deputy Company Secretary



Company	Rolls-Royce Group PLC
TIDM	RR.
Headline	Additional Listing
Released	10:29 27 Jun 2003
Number	8682M

Rolls-Royce Group plc

Application has been made to the UK Listing Authority for the listing of, and to the London Stock Exchange for the Admission of 34,993,941 Ordinary Shares of 20p each fully paid (the "Shares") to the Official List.

These Shares are being listed as a Scrip Dividend alternative

Issued by Hoare Govett Limited

27 June 2003

END



Company	Rolls-Royce PLC
TIDM	RR.
Headline	Additional Listing
Released	14:22 19 Jun 2003
Number	5375M

Rolls-Royce Group plc

Application has been made to the UK Listing Authority for the block listing of, and to the London Stock Exchange for the Admission of 13,858,900 Ordinary Shares of 70p each fully paid (the "Shares") to the Official List. It is anticipated that the listing will become effective on 23 June 2003.

10,613,975 Shares are being block listed under the Rolls-Royce Sharesave Scheme and 3,244,925 Shares are being block listed under the Rolls-Royce Executive Share Option Scheme.

Issued by Hoare Govett Limited

19 June, 2003

END



Full Text Announcement

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Statement re Reduction of Capital
Released	13:23 24 Jun 2003
Number	PRNUK-2406

Announcement on 24 June 2003

Rolls-Royce Group plc: Reduction of Capital

At a hearing today, the High Court approved the Rolls-Royce Group plc reduction of capital. The reduction of capital is expected to become effective at or after 4.30 pm on 25 June 2003 whereupon the nominal value of a Rolls-Royce Group plc ordinary share will be reduced from 70 pence to 20 pence.

END

Company website





Full Text Announcement

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Statement re Reduction of Capital
Released	08:36 26 Jun 2003
Number	PRNUK-2606

26 June 2003

Rolls-Royce Group plc: Reduction of capital becomes effective

The Rolls-Royce Group plc reduction of capital became effective on 25 June 2003 and the nominal value of an ordinary share in the capital of Rolls-Royce Group plc has been reduced from 70 pence to 20 pence. Dealings in respect of ordinary shares of 20 pence each in the capital of Rolls-Royce Group plc commenced on the London Stock Exchange's market for listed securities at 8.00 am on 26 June 2003.

END



Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Scheme of arrangement becomes effective
Released	07:00 23 Jun 2003
Number	PRNUK-2006

Announcement on 23 June 2003

Rolls-Royce plc: Scheme of arrangement becomes effective

The reorganisation of Rolls-Royce plc by way of a scheme of arrangement under section 425 of the Companies Act 1985 to introduce a new listed holding company, Rolls-Royce Group plc, will become effective today. It is expected that the issued ordinary share capital of Rolls-Royce Group plc will be admitted to the Official List and to trading on the London Stock Exchange's market for listed securities at 8.00 am today, 23 June 2003.

LB781874/1+ 074690-0764 Page 2

Draft: 9 June 2003

LB781874/1+ 074690-0764 KHY

END

Full Text Announcement



Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	13:19 8 Jul 2003
Number	PRNUK-0807

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company Rolls-Royce Group plc

2) Name of director James Mathew Guyette

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

James Mathew Guyette

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Scrip dividend

7) Number of shares/amount of stock acquired

8,244

8) Percentage of issued class

0%

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary

12) Price per share
86.9p

13) Date of transaction

7 July 2003

14) Date company informed

7 July 2003

15) Total holding following this notification

151,525

16) Total percentage holding of issued class following this notification

0%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

John Warren, 01332 245878

25) Name and signature of authorised company official responsible for making this notification. John Warren, Deputy Company Secretary

Date of Notification. 8 July 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company Rolls-Royce Group plc

2) Name of director Sir Philip John Weston

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Sir Philip John Weston

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Scrip dividend

7) Number of shares/amount of stock acquired

200

8) Percentage of issued class

0%

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary

12) Price per share
86.9p

13) Date of transaction

7 July 2003

14) Date company informed

7 July 2003

15) Total holding following this notification

3,671

16) Total percentage holding of issued class following this notification

0%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

John Warren, 01332 245878

25) Name and signature of authorised company official responsible for making this notification. John Warren, Deputy Company Secretary

Date of Notification. 8 July 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company Rolls-Royce Group plc

2) Name of director Michael Gilbert James William Howse

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Michael Gilbert James William Howse

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Scrip dividend

7) Number of shares/amount of stock acquired

4,163

8) Percentage of issued class

0%

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary

12) Price per share
86.9p

13) Date of transaction

7 July 2003

14) Date company informed

7 July 2003

15) Total holding following this notification

72,608

16) Total percentage holding of issued class following this notification

0%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

John Warren, 01332 245878

25) Name and signature of authorised company official responsible for making this notification. John Warren, Deputy Company Secretary

Date of Notification. 8 July 2003

END

Company website


Close

Full Text Announcement



Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	13:10 8 Jul 2003
Number	PRNUK-0807

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company Rolls-Royce Group plc

2) Name of director Colin Henry Green

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Colin Henry Green

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Colin Henry Green

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Scrip dividend

7) Number of shares/amount of stock acquired

8,934

8) Percentage of issued class

0%

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary 20p shares

12) Price per share

86.9p

13) Date of transaction

7 July 2003

14) Date company informed

7 July 2003

15) Total holding following this notification

157,793

16) Total percentage holding of issued class following this notification

0%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

John Warren - Deputy Company Secretary - 01332 245878

25) Name and signature of authorised company official responsible for making this notification. John Warren, Deputy Company Secretary

Date of Notification 8 July 2003

END

Full Text Announcement



Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	13:29 8 Jul 2003
Number	PRNUK-0807

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company Rolls-Royce Group plc

2) Name of director Carl George Symon

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Carl George Symon

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Scrip dividend

7) Number of shares/amount of stock acquired

343

8) Percentage of issued class

0%

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary

12) Price per share
86.9p

13) Date of transaction

7 July 2003

14) Date company informed

7 July 2003

15) Total holding following this notification

6,292

16) Total percentage holding of issued class following this notification

0%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

John Warren, 01332 245878

25) Name and signature of authorised company official responsible for making this notification. John Warren, Deputy Company Secretary

Date of Notification. 8 July 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company Rolls-Royce Group plc

2) Name of director Lord Moore of Lower Marsh

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Coastal Nominees Limited a/c 3236

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Scrip dividend

7) Number of shares/amount of stock acquired

3,590

8) Percentage of issued class

0%

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary

12) Price per share
86.9p

13) Date of transaction

7 July 2003

14) Date company informed

7 July 2003

15) Total holding following this notification

65,972

16) Total percentage holding of issued class following this notification

0%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

John Warren, 01332 245878

25) Name and signature of authorised company official responsible for making this notification. John Warren, Deputy Company Secretary

Date of Notification. 8 July 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company Rolls-Royce Group plc

2) Name of director Peter John Byrom

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director, spouse and children

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Peter John Byrom 575

Peter John Byrom a/c NCB 301

Peter John Byrom a/c OSB 301

Peter John Byrom a/c SMB 301

Peter Jonh Byrom & Denton & Co Trustees Limited 6,226

Melanie Signe Byrom 32

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Scrip dividend

7) Number of shares/amount of stock acquired

7,736

8) Percentage of issued class

0%

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary

12) Price per share
86.9p

13) Date of transaction

7 July 2003

14) Date company informed

7 July 2003

15) Total holding following this notification

142,233

16) Total percentage holding of issued class following this notification

Molesworth Street		
Lewisham House		
SE13 7EX		
Deutsche Bank AG	2,794,293	0.1713%
London		
Cede & Co	5,880,740	0.3606%
New York		
Clydesdale Bank PLC	2,234,930	0.1370%
London		
Merrill Lynch Int'l Ltd	2,280,510	0.1398%
London		
Mellon Bank NA	7,685,948	0.4712%
London		
HSBC Bank	154,800	0.0095%
London		
Royal Trust Corp. of Canada	5,515,305	0.3382%
London		
TOTAL	228,299,569	13.9976%

END

Company website

Close



0%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

John Warren, 01332 245878

25) Name and signature of authorised company official responsible for making this notification. John Warren, Deputy Company Secretary

Date of Notification. 8 July 2003

END



Full Text Announcement



Company	Rolls-Royce PLC
TIDM	RR.
Headline	Holding(s) in Company
Released	16:30 11 Jun 2003
Number	PRNUK-1106

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

ROLLS-ROYCE PLC

2. Name of shareholder having a major interest

FRA IN RESOURCES INC.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTEREST

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

SEE ENCLOSED SCHEDULE

5. Number of shares / amount of stock acquired

6. Percentage of issued class

7. mber of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

ORDINARY

10. Date of transaction

09/06/2003

11. Date company informed

09/06/2003

12. Total holding following this notification

228,299,569

13. Total percentage holding of issued class following this notification

13.9976%

14. Any additional information

S198 Companies Act - notification of reduction in shareholding

15. Name of contact and telephone number for queries

JOHN WARREN - 01332 245878

16. Name and signature of authorised company official responsible for making this notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification

11/06/2003

SCHEDULE

Registered Holder	No. of Shares	% of class
Chase Nominees Ltd	181,256,215	11.1132%
Woolgate House		
Coleman Street		
London EC2P 2HD		
Bankers Trust Company	149,173	0.0091%
36-44 Moorgate		
Basement Floor		
London EC2		
Nor...ern Trust Company	3,434,043	0.2105%
155 Bishopgate		
London		
EC2M 3XS		
State Street Nominees Ltd	14,458,854	0.8865%
12-13 Nichols Lane		
London		
:C4N 7BN		
:ank of New York Europe .td London	74,375	0.0046%
:ank of New York, London	1,928,353	0.1182%
:itibank Nominees Limited	452,030	0.0277%
.ewisham House		